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SEC FILE NUMBER
8-35870

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 (MM/DD/YY) AND ENDING December 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NBC Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1927 1st Avenue North
(No. and Street)

Birmingham	AL	35203
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John R. Doody	(205) 861-2812	jdoody@nbcsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

May 17, 2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY



* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John R. Doody, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NBC Securities, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: John Doody

Title: CEO

Notary Public


MONICA JENKINS VERCHER
Notary Public
Alabama State at Large
My Commission Expires Aug 16, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NBC SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

NBC SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2023

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
NBC Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of NBC Securities, Inc. as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of NBC Securities, Inc. as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of NBC Securities, Inc.'s management. Our responsibility is to express an opinion on NBC Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NBC Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

Warren Averett, LLC
We have served as NBC Securities, Inc.'s auditor since 2010.
Birmingham, AL
February 23, 2024

NBC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	2,576,642
Deposits with clearing organizations		550,000
Investment securities owned		
Marketable at fair value		3,509,805
Not readily marketable at estimated fair value		20,371
Receivables from brokers, dealers and clearing organizations		580,259
Premises and equipment, net		182,155
Right-of-use lease asset		1,127,279
Other assets		508,529
TOTAL ASSETS	$	9,055,040

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Payable to brokers, dealers and clearing organizations		54,939
Deferred income taxes		82,052
Right-of-use lease liability		1,127,279
Accounts payable, accrued expenses and other liabilities		1,804,822
TOTAL LIABILITIES	$	3,069,092
STOCKHOLDER'S EQUITY		
Common stock, $1 par value – 100 shares authorized, issued and outstanding		100
Additional paid-in capital		2,629,298
Retained earnings		3,356,550
Total stockholder's equity		5,985,948
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	9,055,040

See notes to the statement of financial condition.

1. Organization and Nature of Business

NBC Securities, Inc. (the Company) is a dually-registered broker-dealer and registered investment advisor with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of NBCS Holdings, L.L.C. (Parent). The Company is an introducing broker and executes and clears securities transactions and provides for the custody of client assets primarily through RBC Capital Markets, LLC (RBC), as clearing broker.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The amount in excess of the FDIC insured limit at December 31, 2023 was approximately $2,326,000.

Investment Securities Owned

Investment securities owned consist primarily of marketable securities. Security transactions are recorded on a trade date basis. Interest income is accrued as earned and dividend income is recognized on the ex-dividend date.

In accordance with accounting practices for broker-dealers, marketable securities are valued at fair value and securities not readily marketable are valued at estimated fair value.

Premises and Equipment

Premises and Equipment is recorded at cost less accumulated depreciation and amortization. Additions, improvements, renewals and expenditures that add materially to productive capacity or extend the life of an asset are capitalized. Upon retirement or disposal of an asset, the asset and related accumulated depreciation or amortization are eliminated.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. Under ASC Topic 740, there are two components of the income tax provision: current and deferred. The current income tax provision approximates taxes to be paid or refunded for the applicable period. Statement of Financial Condition amounts of deferred taxes are recognized on the temporary differences between the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements under accounting principles generally accepted in the United States of America. Deferred tax expense or benefit is then recognized for the change in deferred tax liabilities or assets between periods.

Fair Value Measurement

Fair value is defined by the U.S. GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In accordance with ASC 820, Fair Value Measurement, the Company groups its assets and liabilities measured at fair value into three levels based on the markets in which the assets and liabilities are traded, and the reliability of the assumptions used to determine fair value.

Level 1 – Financial instruments in Level 1 are highly liquid instruments valued using unadjusted quote prices in active markets for identical assets or liabilities.

Level 2 – Financial instruments reported in Level 2 include those that have pricing inputs that are other than unadjusted quoted prices in active markets, but which are either directly or indirectly observable as of the reporting date (prices for similar instruments).

Level 3 – Financial instruments reported in Level 3 have little, if any, market activity and are measured using one or more inputs that are significant to the fair value measurement and unobservable. These valuations require judgement or estimates are generally valued using discounted cash flow techniques.

Receivables from Brokers, Dealers and Clearing Organizations

The Company has a fully-disclosed clearing agreement with RBC Capital Markets, LLC; thus, receivables from brokers, dealers and clearing organizations include amounts receivable and cash on deposit with RBC. Deposits with clearing organizations consist of cash collateral that provides the Company with clearance and settlement of security transactions service. At December 31, 2023, the Company had $577,921 net receivable from RBC at month end and this balance was included in receivable from brokers, dealers and clearing organizations in the Statement of Financial Condition. For financial assets measured at amortized cost, (e.g., cash equivalents and receivables from brokers, dealers and clearing organizations), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Broker dealer receivables are generally received within 30 days. Aged receivables from brokers, dealers and clearing organizations are treated as non-allowable assets in the Company's net capital computation. Based on historical information, the Company has determined that there are de minimis expected credit losses of aged broker receivables.

2. Significant Accounting Policies (continued)

The Company may, at times, have income tax receivables from a taxing authority. Management has concluded that the amounts are fully collectible and therefore no allowance for credit loss is required.

Subsequent Events

Management has evaluated all events or transactions that occurred after December 31, 2023, through the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the December 31, 2023 Statement of Financial Condition.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2023 consists of the following:

	Receivable	Payable
Receivables from brokers, dealers and clearing organizations	$ 580,259	$ 54,939

4. Premises and Equipment, net

A summary of Premises and Equipment at December 31, 202, was as follows:

Computer equipment	$ 258,148
Office equipment	307,523
Leasehold improvements	116,627
	682,298
Accumulated depreciation	(500,143)
Total premises and equipment, net	$ 182,155

5. Employee Benefit Plans

Effective July 7, 2010, the Company sponsored a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the Code). Full-time employees who are at least 18 years of age become eligible to participate beginning on the first day of employment. Eligible employees of the Company may contribute up to 90% of their total compensation on either a pre-tax or after-tax basis subject to statutory limits. The Company matches up to 100% of the first 3% and 50% of the next 2% of each participant's contribution.

6. Related Parties

The Company has outstanding loans receivable from employees totaling $76,000 as of December 31, 2023, which are included in Other Assets in the Statement of Financial Condition. Under the terms of the related notes, the loans are repaid on a monthly basis over the respective term of the loan dependent on the employee maintaining employment with the Company.

7. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted and defined by Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. The net capital rule also provides that equity capital may not be withdrawn, or cash dividends paid if resulting net capital would be less than 5% of aggregate customer debit balances or the broker dealer's net capital would be less than 120% of the minimum dollar amount required by paragraph (a) of SEC Rule 15c3-1.

At December 31, 2023, the Company had net capital of $5,269,470 which was $5,019,470 in excess of required net capital. The Company did not have any aggregate debit balances at December 31, 2023; therefore, the percentage of net capital to aggregate debit items was not meaningful.

8. Income Taxes

The Company has determined that it does not have any tax positions at December 31, 2023 that it would be unable to substantiate. The Company has filed its tax returns through December 31, 2022. The tax returns for the years ended December 31, 2021, and thereafter are subject to audit by the taxing authorities. The Company had overpayments of Federal and State income tax of $670 and $18,397 at December 31, 2023, respectively.

The components of Deferred Income Taxes included in other assets in the accompanying Statement of Financial Condition at December 31, 2023, were as follows:

Deferred tax assets:	
Deferred tax asset for excess GAAP liability basis	422,323
Net operating loss carryforward	279,166
Valuation allowance	(244,383)
Total deferred tax asset	457,106
Deferred tax liabilities:	
Premises and equipment related to depreciation and amortization	$ (45,344)
Prepaid expenses	(71,491)
Deferred tax liability for excess GAAP asset basis	(422,323)
Total deferred tax liabilities	(539,158)
Net deferred tax liabilities	$ (82,052)

At December 31, 2023, the Company had $-0- federal and an estimated $514,294 state net operating loss the Company expects to be used prior to expiration and $3,675,825 carry over that is expected to expire from June 30, 2025 through December 31, 2030.

9. Commitments, Contingencies and Guarantees

The Company, in its capacity as a broker-dealer and registered investment advisor, is subject to litigation and various claims, as well as examination by regulatory agencies. Based on information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position.

NBCS Holdings, L.L.C. (Parent) "Borrower" entered into a business loan agreement with ServisFirst Bank (Bank) on October 2, 2020. The loan is guaranteed by a payment and performance guaranty agreement by the Company, collectively with the Guarantors, jointly and severally, guaranteeing to Bank the payment and performance of all obligations of Borrower to Bank. In accordance with Accounting Standards Codification (ASC) 460 "Guarantees", the Company has not recorded any contingent liability in the Statement of Financial Condition for this agreement.

10. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2023.

11. Operating Lease Obligations

The Company is obligated under various operating leases for the rental of office space throughout the U.S. All such leases are operating leases. Some of the Company's lease arrangements contain lease components (minimum lease payments) and non-lease components (real estate tax, maintenance, etc.). The Company believes that the leased properties are suitable and adequate to meet anticipated and current requirements for business operations.

As the Company's leases do not provide an implicit interest rate, the Company applied a 8.5% discount rate (Prime rate at time of adoption of ASC 842) as its incremental borrowing rate (IBR) in determining the present value of the lease payments for agreements entered into through December 31, 2023. The present value of future lease payments will be determined using the current Prime rate + 0.50% as the IBR.

The Company's leases have various remaining lease terms of 8 months to 5.42 years, some of which include options to extend the lease for additional terms. The exercise of lease renewal options is at the Company's discretion. Renewals to extend the lease terms are not included in the Company's Right-of-use asset and Lease liabilities as they are not reasonably certain of exercise. Lease expense is recognized on a straight-line basis over the term of the lease. Leases with terms of less than 12 months are considered short-term leases and are not recorded in the Statement of Financial Condition, in compliance with ASC 842.

11. Operating Lease Obligations (continued)

The amount, timing and cash flows arising from the Company's operating lease obligations on December 31, 2023, were as follows:

Other information:		
Weighted-average remaining lease term (years)		3.05
Weighted-average discount rate		6.6%
Minimum future lease payments under operating leases:		
2024	$	511,126
2025		329,122
2026		187,221
Thereafter		227,665
Total undiscounted operating lease payments		1,255,134
Less: Imputed interest		(127,855)
Present value of operating lease liabilities at December 31, 2023		1,127,279
Cash paid for amounts included in the measurement of lease liabilities		502,215
Removal of Lease Liability		463,324
New right-of-use assets recognized during period		(408,867)
Right-of-use asset recognized at January 1, 2023	$	1,683,951

12. Fair Value

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023

	Fair Value Measurement Using		
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	(Level 1)	(Level II)	(Level III)
U.S. Treasuries	$ 3,509,805	$ -	$ -
Common Stock	-	-	20,371
	$ 3,509,805	$ -	$ 20,371